REEVES TELECOM LIMITED PARTNERSHIP

August 11, 2008

VIA EDGAR

Kyle Moffatt
Account Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Reeves Telecom Limited Partnership (the “Partnership”)
Commission File No. 0-09305;
Letter of Kyle Moffatt, dated July 17, 2008 (the “Comment Letter”), regarding Form 10-K for fiscal year ended December 31, 2007,
Filed March 31, 2008 (the “10-K”)

Ladies and Gentlemen:

This letter is in response to the Comment Letter. In responding to the Comment Letter, the Partnership acknowledges that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Partnership believes that Amendment No. 1 to the 10-K (the “Amendment”), being filed simultaneously herewith, is responsive to the comments contained in the Comment Letter. In particular, the Partnership advises the Staff as follows:

Securities and Exchange Commission
August 11, 2008

Comment Letter:

SEC Comment:

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

Partnership’s Response:

The Amendment is responsive to the Staff’s comments.

Very truly yours, /S/ DAVIS P. STOWELL Davis P. Stowell President of Grace Property Management, Inc., General Partner of Reeves Telecom Limited Partnership